MANDARIN ORIENTAL INTERNATIONAL LIMITED
Securities and Exchange Commission File No. 82-2955

Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

12th November 2002

02060272

Securities & Exchange Commission
Office of Int'l Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

02 NOV 21 AM 7:56

Dear Sirs

Mandarin Oriental International Limited
- Disclosure of Interests – Substantial Shareholders

We enclose for your information a notification dated 12th November 2002 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

Encl

PROCESSED
DEC 17 2002
THOMSON
FINANCIAL

dlw 12/6

RNS | The company news service from the London Stock Exchange

Full Text Announcement

Company	Mandarin Oriental International Ld
TIDM	MDO
Headline	Holding(s) in Company
Released	10:18 12 Nov 2002
Number	6639D

MANDARIN ORIENTAL INTERNATIONAL LIMITED ("MOIL")
DISCLOSURE OF INTERESTS – SUBSTANTIAL SHAREHOLDERS

MOIL was notified today that on 12th November 2002, Jardine Strategic Holdings Limited's ("JSH") interests in MOIL increased from 71.96% to 72.07% as a result of the acquisition of shares in MOIL by JSH. JSH's interests were made up as follows:-

	No. of shares	%
JSH	604,637,188	68.41
Mandarin Oriental Trustees Limited	32,311,962	3.66
Total Holding	**636,949,150**	**72.07**

In addition, by virtue of its interest in JSH, Jardine Matheson Holdings Limited's deemed interest in the same number of shares increased.

Neil M McNamara, Jardine Matheson Limited
for and on behalf of Mandarin Oriental International Limited

12th November 2002

www.mandarinoriental.com

END